Exhibit 99.1

Kenon Schedules Full Year 2016 Results Release For Wednesday,
March 29, 2017

- Conference Call Scheduled for March 29, 2017 at 9:00 am Eastern Time -

Singapore, March 27, 2017. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) ("Kenon") announced today that it will be releasing its full year 2016 results on Wednesday, March 29, 2017.

Kenon will also host a conference call the same day, starting at 9:00 am Eastern Time. Management will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

Singapore:	3158-3851

US:	1-866-229-7198

Israel:	03-918-0691

UK:	0-800-917-9141

International:	+65-3158-3851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time, 9:00 pm Singapore Time

For those unable to participate, the teleconference will be available for replay on Kenon's website at http://www.kenon-holdings.com/ beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon's businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon's primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon's businesses and strategy, see Kenon's publicly available filings, which can be found on the SEC's website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246